Exhibit 99.7

Austpro Energy Corporation

1600- 609 Granville Street, P.O. Box 10068 Pacific Centre Vancouver, BC V7Y 1C3

{778) 331-8505

Symbol: AUS.H-TSX.V	News Release	October 29, 2020

Austpro Closes Financing

Vancouver, BC: Austpro Energy Corporation (TSX.V: AUS.H) is pleased to announce that it has closed the non-brokered private placement (the "Placement") previously announced on October 19, 2020, for proceeds of $132,000.

This Placement consisted of 1,100,000 units (the "Units") of the Company at a price of $0.12 per Unit. Each Unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire an additional common share of the Company at a price of $0.155 until October 29, 2021. The securities have a hold period expiring on March 2, 2021.

Related Party Participation in the Placement

The Emprise Special Opportunities Fund (2017) Limited Partnership (the "Emprise LP2017"), an insider of the Company, was the sole subscriber to the Placement. As an insider of the Company participated in this Placement, it is deemed to be a "related party transaction" as defined under Multilateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions ("Ml 61-101").

Neither the Company, nor to the knowledge of the Company after reasonable inquiry, a related party, has knowledge of any material information concerning the Company or its securities that has not been generally disclosed.

The Offering is exempt from the formal valuation and minority shareholder approval requirements of Ml 61-101 (pursuant to subsections 5.5(a) and 5.7(1)(a) in respect of such insider participation, based on a determination that the fair market value of the participation in the Placement by insiders did not exceed 25% of the market capitalization of the Company, as determined in accordance with Ml 61-101.

The Company did not file a material change report more than 21 days before the expected closing of the Offering because the details of the participation therein by related parties of the Company were not settled until shortly prior to closing of the Offering and the Company wished to close on an expedited basis for business reasons.

Early Warning Report

As a result of the Placement, Emprise LP2017 has ownership and direction or control over 9,100,000 common shares of the Company, representing 61.3% of the issued and outstanding common shares of the Company (or 10,200,000 common shares and 64.0% of the Company's then outstanding common shares of the Company on a partially diluted basis, assuming exercise of Emprise LP2017's share purchase warrants). Neither the Company nor, to the knowledge of the Company after reasonable inquiry, Emprise LP2017, have knowledge of any material information concerning the Company or its securities which has not been generally disclosed.

The Company has been advised that Emprise LP2017 has acquired these securities for investment purposes and has no present intention to acquire further securities of the Company, although it may in the future acquire or dispose of securities of the Company, through the market, privately or otherwise, as circumstances or market conditions warrant.

The proceeds of the Placement will be used by the Company for working capital purposes. The Company is actively investigating new business opportunities, with a view to graduating back to the main board of the TSX Venture Exchange.

To obtain a copy of the early warning report filed under applicable Canadian provincial securities legislation, please go to the Company's profile on SEDAR.

For further information, please contact Scott Ackerman at sackerman@emprisecapital.com or 778.331.8505.

On behalf of the Board

Austpro Energy Corporation

Scott Ackerman, Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may include forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements except as required under the applicable law.